EXHIBIT 12

ASHFORD HOSPITALITY TRUST, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in thousands)

	Three Months Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$368,762	$(40,465)	$(46,949)	$(56,385)	$9,039	$(26,914)
Amount recorded for (earnings) loss in unconsolidated entities	6,622	(2,495)	23,404	20,833	(14,528)	20,265
Add:
Distributions from equity investment in unconsolidated entities	249	995	—	—	—	492
Interest on indebtedness	31,629	107,598	133,697	140,066	134,585	143,264
Amortization of debt expense and premium	3,006	7,237	7,772	6,194	4,648	5,838
Interest component of operating leases	46	115	341	354	385	525
	$410,314	$72,985	$118,265	$111,062	$134,129	$143,470

Fixed charges
Interest on indebtedness	$31,629	$107,598	$133,697	$140,066	$134,585	$143,264
Amortization of debt expense and premium	3,006	7,237	7,772	6,194	4,648	5,838
Interest component of operating leases	46	115	341	354	385	525
Dividends to Class B unit holders	703	2,879	2,943	2,943	2,943	2,943
	$35,384	$117,829	$144,753	$149,557	$142,561	$152,570
Preferred stock dividends
Preferred Series A	$886	$3,542	$3,542	$3,516	$3,180	$3,180
Preferred Series B-1	—	—	—	—	1,374	4,143
Preferred Series D	5,000	20,002	20,002	19,869	18,940	13,871
Preferred Series E	2,604	10,418	10,418	10,417	6,019	—
	$8,490	$33,962	$33,962	$33,802	$29,513	$21,194

Combined fixed charges and preferred stock dividends	$43,874	$151,791	$178,715	$183,359	$172,074	$173,764

Ratio of earnings to fixed charges	11.60

Ratio of earnings to combined fixed charges and preferred stock dividends	9.35

Deficit (Fixed charges)		$44,844	$26,488	$38,495	$8,432	$9,100

Deficit (Combined fixed charges and preferred stock dividends)		$78,806	$60,450	$72,297	$37,945	$30,294